To Our Shareholders:

We would like to share with you the financial results and some highlights from our second fiscal quarter ended November 30, 2001.

Net sales for the second quarter of fiscal 2002 were $2.8 million, a decrease of 68 percent from net sales of $9.0 million in the same quarter of the prior year. Net loss for the quarter was $774,000, or $0.11 per share, compared with a net income of $280,000, or $0.04 per share, in the same quarter a year ago.

For the six months ended November 30, 2001, net sales were $5.6 million, a decrease of 68 percent from net sales of $17.7 million for the same period in the prior year. Net loss for the six months ended November 30, 2001 was $1.4 million, or $0.20 per share. Net loss for the same period of the prior year was $1.2 million, or $0.17 per share, which included a charge of $1.6 million for the cumulative effect of applying SAB 101 for revenue recognition. The income for the six months ended November 30, 2000 before that charge was $444,000, or $0.06 per share.

As of November 30, 2001, we had no outstanding debt, our cash and short-term investments totaled $12.2 million, working capital was $27.5 million and book value per share was $4.70.

Because of the continued downturn in the semiconductor equipment industry, we experienced another quarter of low net sales. However, we are pleased to see that the level of customer quote activities has started to pick up. We are also encouraged by the strengthening of our business in Taiwan, which is evidenced by recent repeat orders for several MTX parallel test systems received from a major DRAM production facility. In order to control spending and maintain our competitiveness, we have continued to drive our cost reduction programs, while maintaining our research and development projects.

The FOX full wafer contact system continues to be a major part of our growth strategy, as it is designed to provide cost effective test solutions for the latest technology integrated circuits. In view of our recently received MTX system orders, we anticipate that for our third fiscal quarter net sales will increase and gross margin will decrease, compared with those of the quarter just reported. Overall, we believe that we have passed beyond our low point in net sales for this semiconductor downturn.

Your continued support during these difficult times has been greatly appreciated by everyone at Aehr Test.

/S/ RHEA POSEDEL
Rhea Posedel
CEO and Chairman

/S/ C.J. MEURELL
C.J. Meurell
President and COO

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)
(unaudited)

                                                    Three Months Ended     Six Months Ended
                                                     Nov 30,    Nov 30,    Nov 30,    Nov 30,
                                                      2001       2000       2001       2000
                                                   ---------- ---------- ---------- ----------
Net sales......................................       $ 2,822    $ 8,958    $ 5,627    $17,664
Cost of sales..................................         1,401      5,572      2,811     10,892
                                                   ---------- ---------- ---------- ----------
Gross profit...................................         1,421      3,386      2,816      6,772
                                                   ---------- ---------- ---------- ----------
Operating expenses:
  Selling, general and administrative..........         1,500      1,884      3,131      3,902
  Research and development.....................           999      1,348      1,965      2,600
  Research and development cost
    reimbursement--DARPA ......................            --       (300)        --       (300)
                                                   ---------- ---------- ---------- ----------
    Total operating expenses...................         2,499      2,932      5,096      6,202
                                                   ---------- ---------- ---------- ----------
Income (loss) from operations..................        (1,078)       454     (2,280)       570

Interest income................................           145        230        313        463
Interest expense...............................            --         (3)        --         (6)
Other expense, net.............................          (102)       (74)        (1)       (74)
                                                   ---------- ---------- ---------- ----------
Income (loss) before income taxes .............        (1,035)       607     (1,968)       953

Income tax expense (benefit)...................          (261)       327       (560)       509
                                                   ---------- ---------- ---------- ----------
Income (loss) before cumulative effect
  of change in accounting principle............          (774)       280     (1,408)       444

Cumulative effect of change in accounting
  principle - net of tax.......................            --         --         --     (1,629)
                                                   ---------- ---------- ---------- ----------
Net income (loss)..............................       $  (774)   $   280    $(1,408)   $(1,185)
                                                   ========== ========== ========== ==========

Net income (loss) per share (basic)............       $ (0.11)   $  0.04    $ (0.20)   $ (0.17)
Net income (loss) per share (diluted)..........       $ (0.11)   $  0.04    $ (0.20)   $ (0.17)

Shares used in per share calculation (basic)...         7,128      7,078      7,125      7,021
Shares used in per share calculation (diluted).         7,128      7,251      7,125      7,021


CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                              Nov 30,       May 31,
                                                               2001          2001
                                                           (unaudited)
                                                            ----------     ----------
Assets
Current assets:
  Cash and cash equivalents ..........................         $ 5,994        $10,391
  Short-term investments .............................           6,186          3,764
  Accounts receivable.................................           4,734          5,751
  Inventories ........................................           9,472         10,125
  Prepaid expenses and other .........................           3,426          3,321
                                                            ----------     ----------
      Total current assets ...........................          29,812         33,352

Property and equipment, net ..........................           1,874          2,103
Long-term investments ................................           2,563          2,267
Other assets, net ....................................           1,966          1,870
                                                            ----------     ----------
      Total assets ...................................         $36,215        $39,592
                                                            ==========     ==========

Liabilities and shareholders' equity
Current liabilities:
  Accounts payable ...................................         $   371        $ 1,213
  Accrued expenses ...................................           1,623          3,336
  Deferred revenue ...................................             327             51
                                                            ----------     ----------
      Total current liabilities ......................           2,321          4,600

Deferred revenue .....................................              39             39
Deferred lease commitment ............................             190            146
                                                            ----------     ----------
      Total liabilities ..............................           2,550          4,785
                                                            ----------     ----------
Shareholders' equity:
  Common stock........................................              72             71
  Additional paid-in capital .........................          36,345         36,134
  Notes receivable from shareholders .................             (84)           (84)
  Accumulated deficit ................................          (4,209)        (2,801)
  Net unrealized gain on investments..................              45             19
  Cumulative translation adjustment...................           1,496          1,468
                                                            ----------     ----------
      Total shareholders' equity .....................          33,665         34,807
                                                            ----------     ----------
      Total liabilities and shareholders' equity .....         $36,215        $39,592
                                                            ==========     ==========

"Safe Harbor" Statement: This letter contains forward-looking statements that involve risks and uncertainties relating to projections regarding industry growth and customer demand for the Company's products. Actual results may vary from projected results. These risks and uncertainties include economic conditions in Asia, particularly in Taiwan, and elsewhere, a continued slowdown in the semiconductor industry, world events, acceptance by customers of the FOX, MTX, MAX and DiePak technologies, the Company's development and manufacture of a commercially successful wafer-level burn-in system, a downturn in customer quote activity levels, the ability of the Company to turn customer quotes into sales, the Company's ability to control spending and maintain research and development projects, the Company's ability to increase net sales and the potential emergence of alternative technologies, which could adversely affect demand for the Company's products in calendar year 2002. See the Company's 10-K and most recent 10-Q filed with the SEC for additional risks affecting the Company.